SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 3, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated July 3, 2007 announcing that Groupe Danone is in exclusive discussions with Kraft Foods over the sale of its Biscuits and Cereal Products business.

Paris July 3rd, 2007

Groupe DANONE In Exclusive Discussions With Kraft Foods Over

the Sale of its Biscuits and Cereal Products Business

On July 3, 2007, Groupe DANONE’s Board of Directors decided to consider on an exclusive basis the offer made by Kraft Foods Inc. on July 2 to purchase DANONE’s Biscuits and Cereal Products business.

This offer of € 5.3 billion is related to a business line with approximately €2 billion in sales in 22 countries. It does not include Groupe DANONE’s stakes in Biscuits businesses in Latin America (Bagley) or India (Britannia), and could lead to a definitive agreement during the last quarter of 2007, after consultations with employee representatives and pending regulatory approvals.

A long-term growth opportunity for the Biscuits business

For Groupe DANONE’s Board of Directors, the offer of Kraft Foods represents a strong strategic and industrial opportunity for the Biscuits and Cereal Products business. Its future would be consolidated within a group which will place this business at the core of its strategy and invest in it over the long term.

In this context, Groupe DANONE considered as decisive the fact that the geographic positions of Kraft and DANONE in Biscuits and Snacks are highly complementary and that Kraft’s offer includes two important elements:

- The continuation of the DANONE Biscuits division’s European activities as a distinct unit, which will be based in France and remain under the management of its current General Manager, Georges Casala, and his teams.

- The intent not to announce the closing of any of the DANONE Biscuit manufacturing facilities in France for at least three years after the transaction is signed.

An opportunity for DANONE to strengthen its growth strategy and its leadership in the active health category

According to DANONE Chief Executive Officer Franck Riboud, “This transaction would enable Groupe DANONE to fully concentrate its research and innovation efforts as well as its marketing, industrial, and commercial assets on two fast growth categories of food products with a strong health orientation: fresh dairy products and spring-water based beverages and mineral waters. Indeed, we have in these two activities a strong competitive advantage that this concentration would allow us to further reinforce”.

“Groupe DANONE is happy to have helped make the biscuits business and its brands a worldwide reference”, added Franck Riboud. “Today, the quality of the Kraft Foods offer is in line with the quality of the work done by our teams and provides them with new perspectives for their future. Thus, this project is a wonderful opportunity for all players concerned”.

Groupe DANONE’s Biscuits and Cereal Products business has leadership positions in more than 20 countries. At the end of 2006, it has close to 15,000 employees and has 36 factories throughout the world. In 2006, sales volumes reached 660,000 tonnes with sales of 2 billion euros and operating results of 318 million euros. The main international brands are LU, Petit Déjeuner, Cracotte, Ourson, Mikado, Pepito and Tuc. Besides, various local brands, part of the historical heritage, benefit in different countries from very strong positions, as Bolshevik in Russia, Opavia in Czech Republic, Gyori in Hungary or Saiwa in Italy.

For further requests:

Corporate Communication : 33 1 44 35 20 75 - Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris - Fax 33 1 44 35 24 80

Groupe DANONE is a Fortune 500 company and one of the most successful healthy food companies in the world. Its mission is to bring health through food and beverage products to as many people as possible. Groupe DANONE products are present in all five continents and in over 120 countries. Groupe DANONE is the world leader in fresh dairy products and the world’s second largest producer of bottled water and biscuits and cereal products. In 2006, Groupe DANONE posted €14 billion in net sales.

Contacts at Groupe DANONE

Press office: +33 (0)1 44 35 20 75 / +33 (0)1 44 35 39 99

Investor Relations: +33 (0)1 44 35 20 76

For further requests:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: July 3, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer